UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Green Dot Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

39304D102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,778,762
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,778,762
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,778,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,927,903
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,927,903
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,927,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		477,876
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

477,876
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

477,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,168
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,168
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		544,780
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

544,780
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

544,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		267,612
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

267,612
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		267,612
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

267,612
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,778,762
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,778,762
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,778,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,778,762
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,778,762
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,778,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,778,762
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,778,762
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,778,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,778,762
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,778,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,778,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 39304D102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,778,762
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,778,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,778,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 39304D102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value (the “Shares”), of Green Dot Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3465 E. Foothill Blvd., Pasadena, California 91107.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
15

CUSIP No. 39304D102

(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

16

CUSIP No. 39304D102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 2,927,903 Shares beneficially owned by Starboard V&O Fund is approximately $77,120,735, excluding brokerage commissions. The aggregate purchase price of the 477,876 Shares beneficially owned by Starboard S LLC is approximately $12,588,898, excluding brokerage commissions. The aggregate purchase price of the 277,168 Shares beneficially owned by Starboard C LP is approximately $7,301,558, excluding brokerage commissions. The aggregate purchase price of the 267,612 Shares beneficially owned by Starboard L Master is approximately $7,049,819, excluding brokerage commissions. The aggregate purchase price of the 828,203 Shares held in the Starboard Value LP Account is approximately $22,050,663, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,496,511 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

17

CUSIP No. 39304D102

A.	Starboard V&O Fund
(a)	As of the close of business on January 31, 2020, Starboard V&O Fund beneficially owned 2,927,903 Shares.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 2,927,903
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,927,903
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on January 31, 2020, Starboard S LLC beneficially owned 477,876 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 477,876
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 477,876
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on January 31, 2020, Starboard C LP beneficially owned 277,168 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 277,168
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 277,168
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 277,168 Shares owned by Starboard C LP.

Percentage: Less than 1%

18

CUSIP No. 39304D102

(b)	1. Sole power to vote or direct vote: 277,168
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 277,168
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 277,168 Shares owned by Starboard C LP and (ii) 267,612 Shares owned by Starboard L Master.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 544,780
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 544,780
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on January 31, 2020, Starboard L Master beneficially owned 267,612 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 267,612
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 267,612
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 267,612 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 267,612
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 267,612
4. Shared power to dispose or direct the disposition: 0

19

CUSIP No. 39304D102

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard Value LP
(a)	As of the close of business on January 31, 2020, 828,203 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,927,903 Shares owned by Starboard V&O Fund, (ii) 477,876 Shares owned by Starboard S LLC, (iii) 277,168 Shares owned by Starboard C LP, (iv) 267,612 Shares owned by Starboard L Master, and (v) 828,203 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,778,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,778,762
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,927,903 Shares owned by Starboard V&O Fund, (ii) 477,876 Shares owned by Starboard S LLC, (iii) 277,168 Shares owned by Starboard C LP, (iv) 267,612 Shares owned by Starboard L Master, and (v) 828,203 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,778,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,778,762
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
20

CUSIP No. 39304D102

J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,927,903 Shares owned by Starboard V&O Fund, (ii) 477,876 Shares owned by Starboard S LLC, (iii) 277,168 Shares owned by Starboard C LP, (iv) 267,612 Shares owned by Starboard L Master, and (v) 828,203 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,778,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,778,762
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,927,903 Shares owned by Starboard V&O Fund, (ii) 477,876 Shares owned by Starboard S LLC, (iii) 277,168 Shares owned by Starboard C LP, (iv) 267,612 Shares owned by Starboard L Master, and (v) 828,203 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 4,778,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,778,762
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 2,927,903 Shares owned by Starboard V&O Fund, (ii) 477,876 Shares owned by Starboard S LLC, (iii) 277,168 Shares owned by Starboard C LP, (iv) 267,612 Shares owned by Starboard L Master, and (v) 828,203 Shares held in the Starboard Value LP Account.

21

CUSIP No. 39304D102

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,778,762
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,778,762

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 3, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, and Peter A. Feld, dated February 3, 2020.
99.2	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated June 5, 2019.

22

CUSIP No. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

23

CUSIP No. 39304D102

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP No. 39304D102

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	6,273	24.7743	12/11/2019
Purchase of Common Stock	6,273	24.7743	12/11/2019
Purchase of Forward Contract	15,375	24.9381	12/11/2019
Purchase of Common Stock	13,262	25.1487	12/11/2019
Purchase of Common Stock	13,262	25.1487	12/11/2019
Purchase of Common Stock	3,528	25.9818	12/12/2019
Purchase of Common Stock	3,528	25.9818	12/12/2019
Sale of Common Stock	(23,063)	26.3685	12/13/2019
Sale of Common Stock	(23,063)	26.3685	12/13/2019
Purchase of Forward Contract	46,126	26.3791	12/13/2019
Purchase of Common Stock	36,749	23.0604	12/19/2019
Purchase of Common Stock	36,749	23.0604	12/19/2019
Sale of Common Stock	(32,412)	22.8282	12/19/2019
Sale of Common Stock	(275,088)	22.8282	12/19/2019
Purchase of Forward Contract	307,500	22.8490	12/19/2019
Purchase of Common Stock	270,751	22.8159	12/19/2019
Purchase of Common Stock	270,751	22.8159	12/19/2019
Sale of Common Stock	(137,544)	22.8525	12/23/2019
Sale of Common Stock	(16,206)	22.8525	12/23/2019
Purchase of Forward Contract	153,750	22.8646	12/23/2019
Sale of Common Stock	(55,018)	22.8662	12/24/2019
Sale of Common Stock	(6,482)	22.8662	12/24/2019
Purchase of Forward Contract	61,500	22.8833	12/24/2019
Sale of Common Stock	(82,526)	22.9212	12/26/2019
Sale of Common Stock	(9,724)	22.9212	12/26/2019
Purchase of Forward Contract	92,250	22.9355	12/26/2019
Purchase of Common Stock	32,204	23.2101	01/06/2020
Purchase of Common Stock	32,203	23.2101	01/06/2020
Purchase of Common Stock	13,026	23.2239	01/06/2020
Purchase of Common Stock	13,026	23.2239	01/06/2020
Purchase of Common Stock	7,015	23.2393	01/07/2020
Purchase of Common Stock	7,015	23.2393	01/07/2020
Purchase of Common Stock	53,201	23.3373	01/07/2020
Purchase of Common Stock	53,202	23.3373	01/07/2020
Purchase of Common Stock	5,220	23.6515	01/08/2020

CUSIP No. 39304D102

Purchase of Common Stock	5,220	23.6515	01/08/2020
Purchase of Common Stock	3,060	23.8348	01/09/2020
Purchase of Common Stock	3,060	23.8348	01/09/2020
Purchase of Common Stock	26,813	23.8749	01/09/2020
Purchase of Common Stock	26,813	23.8749	01/09/2020
Purchase of Common Stock	16,891	24.0193	01/10/2020
Purchase of Common Stock	16,891	24.0193	01/10/2020
Purchase of Common Stock	35,350	23.9865	01/10/2020
Purchase of Common Stock	35,350	23.9865	01/10/2020
Purchase of Common Stock	3,244	23.9200	01/10/2020
Purchase of Common Stock	3,243	23.9200	01/10/2020
Purchase of Common Stock	34,609	23.9824	01/10/2020
Purchase of Common Stock	34,608	23.9824	01/10/2020
Purchase of Common Stock	3,705	23.9830	01/13/2020
Purchase of Common Stock	3,705	23.9830	01/13/2020
Purchase of Common Stock	6,120	24.2912	01/13/2020
Purchase of Common Stock	6,120	24.2912	01/13/2020
Purchase of Common Stock	612	24.4300	01/14/2020
Purchase of Common Stock	612	24.4300	01/14/2020
Purchase of Common Stock	39,168	24.6080	01/14/2020
Purchase of Common Stock	39,168	24.6080	01/14/2020
Purchase of Common Stock	10,898	24.8497	01/14/2020
Purchase of Common Stock	10,898	24.8497	01/14/2020
Purchase of Common Stock	11,414	24.9838	01/14/2020
Purchase of Common Stock	11,414	24.9838	01/14/2020
Purchase of Common Stock	40,256	25.5210	01/16/2020
Purchase of Common Stock	40,256	25.5210	01/16/2020
Purchase of Common Stock	8,483	25.5627	01/16/2020
Purchase of Common Stock	8,483	25.5627	01/16/2020
Purchase of Common Stock	2,999	26.0500	01/17/2020
Purchase of Common Stock	2,999	26.0500	01/17/2020
Purchase of Common Stock	9,030	26.1193	01/17/2020
Purchase of Common Stock	9,030	26.1193	01/17/2020
Purchase of Common Stock	39,608	26.2298	01/17/2020
Purchase of Common Stock	39,608	26.2298	01/17/2020
Purchase of Common Stock	13,471	26.3464	01/21/2020
Purchase of Common Stock	13,471	26.3464	01/21/2020
Purchase of Common Stock	8,415	26.7173	01/21/2020
Purchase of Common Stock	8,415	26.7173	01/21/2020
Purchase of Common Stock	21,949	26.4084	01/21/2020
Purchase of Common Stock	21,949	26.4084	01/21/2020
Exercise of Forward Contract	676,501	23.2201	01/22/2020
Purchase of Common Stock	15,790	27.0120	01/22/2020

CUSIP No. 39304D102

Purchase of Common Stock	15,789	27.0120	01/22/2020
Purchase of Common Stock	29,209	27.6178	01/22/2020
Purchase of Common Stock	29,208	27.6178	01/22/2020
Purchase of Common Stock	6,273	28.6150	01/23/2020
Purchase of Common Stock	6,273	28.6150	01/23/2020
Purchase of Common Stock	54,405	28.7619	01/23/2020
Purchase of Common Stock	54,406	28.7619	01/23/2020
Purchase of Common Stock	120,870	28.7288	01/23/2020
Purchase of Common Stock	120,870	28.7288	01/23/2020
Purchase of Common Stock	24,327	28.7351	01/24/2020
Purchase of Common Stock	24,327	28.7351	01/24/2020
Purchase of Common Stock	27,493	28.7963	01/24/2020
Purchase of Common Stock	27,493	28.7963	01/24/2020
Purchase of Common Stock	52,020	28.8447	01/24/2020
Purchase of Common Stock	52,020	28.8447	01/24/2020
Purchase of Common Stock	29,993	29.0233	01/27/2020
Purchase of Common Stock	29,993	29.0233	01/27/2020
Purchase of Common Stock	45,900	29.1280	01/27/2020
Purchase of Common Stock	45,900	29.1280	01/27/2020
Purchase of Common Stock	14,719	29.9300	01/28/2020
Purchase of Common Stock	14,719	29.9300	01/28/2020
Purchase of Common Stock	64,260	29.8405	01/28/2020
Purchase of Common Stock	64,260	29.8405	01/28/2020
Purchase of Common Stock	6,782	29.9635	01/28/2020
Purchase of Common Stock	6,782	29.9635	01/28/2020
Purchase of Common Stock	12,187	29.7648	01/28/2020
Purchase of Common Stock	12,187	29.7648	01/28/2020
Purchase of Common Stock	3,845	29.3162	01/29/2020
Purchase of Common Stock	3,845	29.3162	01/29/2020
Purchase of Common Stock	30,600	29.3946	01/29/2020
Purchase of Common Stock	30,600	29.3946	01/29/2020
Purchase of Common Stock	45,900	29.2800	01/29/2020
Purchase of Common Stock	45,900	29.2800	01/29/2020
Purchase of Common Stock	1,744	28.8058	01/30/2020
Purchase of Common Stock	1,744	28.8058	01/30/2020
Purchase of Common Stock	5,546	29.0769	01/30/2020
Purchase of Common Stock	5,546	29.0769	01/30/2020
Purchase of Common Stock	15,300	29.6900	01/30/2020
Purchase of Common Stock	15,300	29.6900	01/30/2020
Purchase of Common Stock	15,300	29.5611	01/30/2020
Purchase of Common Stock	15,300	29.5611	01/30/2020
Purchase of Common Stock	45,900	29.7413	01/31/2020
Purchase of Common Stock	45,900	29.7413	01/31/2020

CUSIP No. 39304D102

Purchase of Common Stock	10,578	29.5921	01/31/2020
Purchase of Common Stock	10,579	29.5921	01/31/2020

Starboard Value and Opportunity S LLC

Purchase of Common Stock	2,040	24.7743	12/11/2019
Purchase of Forward Contract	2,500	24.9381	12/11/2019
Purchase of Common Stock	4,313	25.1487	12/11/2019
Purchase of Common Stock	1,147	25.9818	12/12/2019
Sale of Common Stock	(7,500)	26.3685	12/13/2019
Purchase of Forward Contract	7,500	26.3791	12/13/2019
Purchase of Common Stock	11,951	23.0604	12/19/2019
Sale of Common Stock	(50,000)	22.8282	12/19/2019
Purchase of Forward Contract	50,000	22.8490	12/19/2019
Purchase of Common Stock	88,049	22.8159	12/19/2019
Sale of Common Stock	(25,000)	22.8525	12/23/2019
Purchase of Forward Contract	25,000	22.8646	12/23/2019
Sale of Common Stock	(10,000)	22.8662	12/24/2019
Purchase of Forward Contract	10,000	22.8833	12/24/2019
Sale of Common Stock	(15,000)	22.9212	12/26/2019
Purchase of Forward Contract	15,000	22.9355	12/26/2019
Purchase of Common Stock	10,524	23.2101	01/06/2020
Purchase of Common Stock	4,257	23.2239	01/06/2020
Purchase of Common Stock	2,293	23.2393	01/07/2020
Purchase of Common Stock	17,386	23.3373	01/07/2020
Purchase of Common Stock	1,706	23.6515	01/08/2020
Purchase of Common Stock	1,000	23.8348	01/09/2020
Purchase of Common Stock	8,762	23.8749	01/09/2020
Purchase of Common Stock	5,520	24.0193	01/10/2020
Purchase of Common Stock	11,552	23.9865	01/10/2020
Purchase of Common Stock	1,060	23.9200	01/10/2020
Purchase of Common Stock	11,310	23.9824	01/10/2020
Purchase of Common Stock	1,211	23.9830	01/13/2020
Purchase of Common Stock	2,000	24.2912	01/13/2020
Purchase of Common Stock	200	24.4300	01/14/2020
Purchase of Common Stock	12,800	24.6080	01/14/2020
Purchase of Common Stock	3,562	24.8497	01/14/2020
Purchase of Common Stock	3,730	24.9838	01/14/2020
Purchase of Common Stock	13,155	25.5210	01/16/2020
Purchase of Common Stock	2,772	25.5627	01/16/2020
Purchase of Common Stock	980	26.0500	01/17/2020
Purchase of Common Stock	2,951	26.1193	01/17/2020
Purchase of Common Stock	12,944	26.2298	01/17/2020

CUSIP No. 39304D102

Purchase of Common Stock	4,402	26.3464	01/21/2020
Purchase of Common Stock	2,750	26.7173	01/21/2020
Purchase of Common Stock	7,173	26.4084	01/21/2020
Exercise of Forward Contract	110,000	23.2201	01/22/2020
Purchase of Common Stock	5,160	27.0120	01/22/2020
Purchase of Common Stock	9,545	27.6178	01/22/2020
Purchase of Common Stock	2,050	28.6150	01/23/2020
Purchase of Common Stock	17,780	28.7619	01/23/2020
Purchase of Common Stock	39,500	28.7288	01/23/2020
Purchase of Common Stock	7,950	28.7351	01/24/2020
Purchase of Common Stock	8,985	28.7963	01/24/2020
Purchase of Common Stock	17,000	28.8447	01/24/2020
Purchase of Common Stock	9,801	29.0233	01/27/2020
Purchase of Common Stock	15,000	29.1280	01/27/2020
Purchase of Common Stock	4,810	29.9300	01/28/2020
Purchase of Common Stock	21,000	29.8405	01/28/2020
Purchase of Common Stock	2,217	29.9635	01/28/2020
Purchase of Common Stock	3,982	29.7648	01/28/2020
Purchase of Common Stock	1,257	29.3162	01/29/2020
Purchase of Common Stock	10,000	29.3946	01/29/2020
Purchase of Common Stock	15,000	29.2800	01/29/2020
Purchase of Common Stock	570	28.8058	01/30/2020
Purchase of Common Stock	1,812	29.0769	01/30/2020
Purchase of Common Stock	5,000	29.6900	01/30/2020
Purchase of Common Stock	5,000	29.5611	01/30/2020
Purchase of Common Stock	15,000	29.7413	01/31/2020
Purchase of Common Stock	3,457	29.5921	01/31/2020

Starboard Value and Opportunity C LP

Purchase of Common Stock	1,183	24.7743	12/11/2019
Purchase of Forward Contract	1,450	24.9381	12/11/2019
Purchase of Common Stock	2,501	25.1487	12/11/2019
Purchase of Common Stock	665	25.9818	12/12/2019
Sale of Common Stock	(4,349)	26.3685	12/13/2019
Purchase of Forward Contract	4,349	26.3791	12/13/2019
Purchase of Common Stock	6,931	23.0604	12/19/2019
Sale of Common Stock	(29,000)	22.8282	12/19/2019
Purchase of Forward Contract	29,000	22.8490	12/19/2019
Purchase of Common Stock	51,069	22.8159	12/19/2019
Sale of Common Stock	(14,500)	22.8525	12/23/2019
Purchase of Forward Contract	14,500	22.8646	12/23/2019
Sale of Common Stock	(5,800)	22.8662	12/24/2019

CUSIP No. 39304D102

Purchase of Forward Contract	5,800	22.8833	12/24/2019
Sale of Common Stock	(8,700)	22.9212	12/26/2019
Purchase of Forward Contract	8,700	22.9355	12/26/2019
Purchase of Common Stock	6,104	23.2101	01/06/2020
Purchase of Common Stock	2,469	23.2239	01/06/2020
Purchase of Common Stock	1,330	23.2393	01/07/2020
Purchase of Common Stock	10,084	23.3373	01/07/2020
Purchase of Common Stock	989	23.6515	01/08/2020
Purchase of Common Stock	580	23.8348	01/09/2020
Purchase of Common Stock	5,082	23.8749	01/09/2020
Purchase of Common Stock	3,202	24.0193	01/10/2020
Purchase of Common Stock	6,700	23.9865	01/10/2020
Purchase of Common Stock	615	23.9200	01/10/2020
Purchase of Common Stock	6,560	23.9824	01/10/2020
Purchase of Common Stock	702	23.9830	01/13/2020
Purchase of Common Stock	1,160	24.2912	01/13/2020
Purchase of Common Stock	116	24.4300	01/14/2020
Purchase of Common Stock	7,424	24.6080	01/14/2020
Purchase of Common Stock	2,066	24.8497	01/14/2020
Purchase of Common Stock	2,163	24.9838	01/14/2020
Purchase of Common Stock	7,630	25.5210	01/16/2020
Purchase of Common Stock	1,608	25.5627	01/16/2020
Purchase of Common Stock	568	26.0500	01/17/2020
Purchase of Common Stock	1,712	26.1193	01/17/2020
Purchase of Common Stock	7,508	26.2298	01/17/2020
Purchase of Common Stock	2,553	26.3464	01/21/2020
Purchase of Common Stock	1,595	26.7173	01/21/2020
Purchase of Common Stock	4,160	26.4084	01/21/2020
Exercise of Forward Contract	63,799	23.2200	01/22/2020
Purchase of Common Stock	2,993	27.0120	01/22/2020
Purchase of Common Stock	5,536	27.6178	01/22/2020
Purchase of Common Stock	1,189	28.6150	01/23/2020
Purchase of Common Stock	10,312	28.7619	01/23/2020
Purchase of Common Stock	22,910	28.7288	01/23/2020
Purchase of Common Stock	4,611	28.7351	01/24/2020
Purchase of Common Stock	5,211	28.7963	01/24/2020
Purchase of Common Stock	9,860	28.8447	01/24/2020
Purchase of Common Stock	5,685	29.0233	01/27/2020
Purchase of Common Stock	8,700	29.1280	01/27/2020
Purchase of Common Stock	2,790	29.9300	01/28/2020
Purchase of Common Stock	1,286	29.9635	01/28/2020
Purchase of Common Stock	2,310	29.7648	01/28/2020
Purchase of Common Stock	12,180	29.8405	01/28/2020

CUSIP No. 39304D102

Purchase of Common Stock	729	29.3162	01/29/2020
Purchase of Common Stock	8,700	29.2800	01/29/2020
Purchase of Common Stock	5,800	29.3946	01/29/2020
Purchase of Common Stock	331	28.8058	01/30/2020
Purchase of Common Stock	1,051	29.0769	01/30/2020
Purchase of Common Stock	2,900	29.6900	01/30/2020
Purchase of Common Stock	2,900	29.5611	01/30/2020
Purchase of Common Stock	2,005	29.5921	01/31/2020
Purchase of Common Stock	8,700	29.7413	01/31/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	1,142	24.7743	12/11/2019
Purchase of Forward Contract	1,400	24.9381	12/11/2019
Purchase of Common Stock	2,415	25.1487	12/11/2019
Purchase of Common Stock	643	25.9818	12/12/2019
Sale of Common Stock	(4,200)	26.3685	12/13/2019
Purchase of Forward Contract	4,200	26.3791	12/13/2019
Purchase of Common Stock	6,692	23.0604	12/19/2019
Sale of Common Stock	(28,000)	22.8282	12/19/2019
Purchase of Forward Contract	28,000	22.8490	12/19/2019
Purchase of Common Stock	49,308	22.8159	12/19/2019
Sale of Common Stock	(14,000)	22.8525	12/23/2019
Purchase of Forward Contract	14,000	22.8646	12/23/2019
Sale of Common Stock	(5,600)	22.8662	12/24/2019
Purchase of Forward Contract	5,600	22.8833	12/24/2019
Sale of Common Stock	(8,400)	22.9212	12/26/2019
Purchase of Forward Contract	8,400	22.9355	12/26/2019
Purchase of Common Stock	5,893	23.2101	01/06/2020
Purchase of Common Stock	2,384	23.2239	01/06/2020
Purchase of Common Stock	1,284	23.2393	01/07/2020
Purchase of Common Stock	9,736	23.3373	01/07/2020
Purchase of Common Stock	955	23.6515	01/08/2020
Purchase of Common Stock	560	23.8348	01/09/2020
Purchase of Common Stock	4,907	23.8749	01/09/2020
Purchase of Common Stock	3,091	24.0193	01/10/2020
Purchase of Common Stock	6,470	23.9865	01/10/2020
Purchase of Common Stock	594	23.9200	01/10/2020
Purchase of Common Stock	6,334	23.9824	01/10/2020
Purchase of Common Stock	678	23.9830	01/13/2020
Purchase of Common Stock	1,120	24.2912	01/13/2020
Purchase of Common Stock	112	24.4300	01/14/2020
Purchase of Common Stock	7,168	24.6080	01/14/2020

CUSIP No. 39304D102

Purchase of Common Stock	1,995	24.8497	01/14/2020
Purchase of Common Stock	2,089	24.9838	01/14/2020
Purchase of Common Stock	7,367	25.5210	01/16/2020
Purchase of Common Stock	1,552	25.5627	01/16/2020
Purchase of Common Stock	549	26.0500	01/17/2020
Purchase of Common Stock	1,652	26.1193	01/17/2020
Purchase of Common Stock	7,249	26.2298	01/17/2020
Purchase of Common Stock	2,466	26.3464	01/21/2020
Purchase of Common Stock	1,540	26.7173	01/21/2020
Purchase of Common Stock	4,016	26.4084	01/21/2020
Exercise of Forward Contract	61,600	23.2201	01/22/2020
Purchase of Common Stock	2,890	27.0120	01/22/2020
Purchase of Common Stock	5,345	27.6178	01/22/2020
Purchase of Common Stock	1,148	28.6150	01/23/2020
Purchase of Common Stock	9,957	28.7619	01/23/2020
Purchase of Common Stock	22,120	28.7288	01/23/2020
Purchase of Common Stock	4,452	28.7351	01/24/2020
Purchase of Common Stock	5,032	28.7963	01/24/2020
Purchase of Common Stock	9,520	28.8447	01/24/2020
Purchase of Common Stock	5,489	29.0233	01/27/2020
Purchase of Common Stock	8,400	29.1280	01/27/2020
Purchase of Common Stock	2,693	29.9300	01/28/2020
Purchase of Common Stock	11,760	29.8405	01/28/2020
Purchase of Common Stock	1,241	29.9635	01/28/2020
Purchase of Common Stock	2,230	29.7648	01/28/2020
Purchase of Common Stock	704	29.3162	01/29/2020
Purchase of Common Stock	5,600	29.3946	01/29/2020
Purchase of Common Stock	8,400	29.2800	01/29/2020
Purchase of Common Stock	319	28.8058	01/30/2020
Purchase of Common Stock	1,015	29.0769	01/30/2020
Purchase of Common Stock	2,800	29.6900	01/30/2020
Purchase of Common Stock	2,800	29.5611	01/30/2020
Purchase of Common Stock	8,400	29.7413	01/31/2020
Purchase of Common Stock	1,936	29.5921	01/31/2020

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	3,489	24.7743	12/11/2019
Purchase of Forward Contract	4,275	24.9381	12/11/2019
Purchase of Common Stock	7,375	25.1487	12/11/2019
Purchase of Common Stock	1,961	25.9818	12/12/2019
Sale of Common Stock	(12,825)	26.3685	12/13/2019

CUSIP No. 39304D102

Purchase of Forward Contract	12,825	26.3791	12/13/2019
Purchase of Common Stock	20,436	23.0604	12/19/2019
Sale of Common Stock	(85,500)	22.8282	12/19/2019
Purchase of Forward Contract	85,500	22.8490	12/19/2019
Purchase of Common Stock	150,564	22.8159	12/19/2019
Sale of Common Stock	(42,750)	22.8525	12/23/2019
Purchase of Forward Contract	42,750	22.8646	12/23/2019
Sale of Common Stock	(17,100)	22.8662	12/24/2019
Purchase of Forward Contract	17,100	22.8833	12/24/2019
Sale of Common Stock	(25,650)	22.9212	12/26/2019
Purchase of Forward Contract	25,650	22.9355	12/26/2019
Purchase of Common Stock	18,312	23.2101	01/06/2020
Purchase of Common Stock	7,407	23.2239	01/06/2020
Purchase of Common Stock	3,989	23.2393	01/07/2020
Purchase of Common Stock	30,252	23.3373	01/07/2020
Purchase of Common Stock	2,968	23.6515	01/08/2020
Purchase of Common Stock	1,740	23.8348	01/09/2020
Purchase of Common Stock	15,246	23.8749	01/09/2020
Purchase of Common Stock	9,605	24.0193	01/10/2020
Purchase of Common Stock	20,101	23.9865	01/10/2020
Purchase of Common Stock	1,844	23.9200	01/10/2020
Purchase of Common Stock	19,679	23.9824	01/10/2020
Purchase of Common Stock	2,106	23.9830	01/13/2020
Purchase of Common Stock	3,480	24.2912	01/13/2020
Purchase of Common Stock	348	24.4300	01/14/2020
Purchase of Common Stock	22,272	24.6080	01/14/2020
Purchase of Common Stock	6,197	24.8497	01/14/2020
Purchase of Common Stock	6,490	24.9838	01/14/2020
Purchase of Common Stock	22,891	25.5210	01/16/2020
Purchase of Common Stock	4,824	25.5627	01/16/2020
Purchase of Common Stock	1,705	26.0500	01/17/2020
Purchase of Common Stock	5,135	26.1193	01/17/2020
Purchase of Common Stock	22,522	26.2298	01/17/2020
Purchase of Common Stock	7,660	26.3464	01/21/2020
Purchase of Common Stock	4,785	26.7173	01/21/2020
Purchase of Common Stock	12,481	26.4084	01/21/2020
Exercise of Forward Contract	188,100	24.4037	01/22/2020
Purchase of Common Stock	8,978	27.0120	01/22/2020
Purchase of Common Stock	16,609	27.6178	01/22/2020
Purchase of Common Stock	3,567	28.6150	01/23/2020
Purchase of Common Stock	30,936	28.7619	01/23/2020
Purchase of Common Stock	68,730	28.7288	01/23/2020
Purchase of Common Stock	13,833	28.7351	01/24/2020

CUSIP No. 39304D102

Purchase of Common Stock	15,633	28.7963	01/24/2020
Purchase of Common Stock	29,580	28.8447	01/24/2020
Purchase of Common Stock	17,055	29.0233	01/27/2020
Purchase of Common Stock	26,100	29.1280	01/27/2020
Purchase of Common Stock	8,369	29.9300	01/28/2020
Purchase of Common Stock	36,540	29.8405	01/28/2020
Purchase of Common Stock	3,857	29.9635	01/28/2020
Purchase of Common Stock	6,930	29.7648	01/28/2020
Purchase of Common Stock	2,187	29.3162	01/29/2020
Purchase of Common Stock	17,400	29.3946	01/29/2020
Purchase of Common Stock	26,100	29.2800	01/29/2020
Purchase of Common Stock	992	28.8058	01/30/2020
Purchase of Common Stock	3,153	29.0769	01/30/2020
Purchase of Common Stock	8,700	29.6900	01/30/2020
Purchase of Common Stock	8,700	29.5611	01/30/2020
Purchase of Common Stock	26,100	29.7413	01/31/2020
Purchase of Common Stock	6,015	29.5921	01/31/2020